Exhibit 21.1

List of Significant Subsidiaries and VIEs of the Registrant

Significant Subsidiaries	Place of Incorporation
Ucommune Group Holdings (Hong Kong) Limited	Hong Kong
Melo Inc.	Delaware
Melo HongKong Limited	Hong Kong
Ucommune (Beijing) Technology Co., Ltd.	PRC
Beijing Melo Technology Co., Ltd.	PRC

VIEs	Place of Incorporation
Ucommune (Beijing) Venture Investment Co., Ltd.	PRC
Beijing Ubazaar Technology Co., Ltd.	PRC
Beijing Weixue Tianxia Education Technology Co., Ltd.	PRC